UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

THE TEXT OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Court Filing in connection with a Proposed Reduction of the Conversion Price Per Share of Series D Convertible Debentures

Ellomay Capital Ltd. (the “Company”) hereby announces that on June 22, 2026, it submitted a petition to the Israeli District Court in Tel Aviv, to authorize convening a meeting of the holders of the Company’s Series D Convertible Debentures in connection with the approval of a reduction in the conversion price of its Series D Convertible Debentures from NIS 165 (approximately $55.7) per share to NIS 75.95 (approximately $25.6) per share. This petition was submitted following agreements and arrangements entered into with the holders of the Company’s debentures, as more fully described in “Item 5.B: Liquidity and Capital Resources,” of the Company’s annual report on Form 20-F for the year ended December 31, 2025, dated April 30, 2026. The petition (in Hebrew) was filed by the Company in the distribution sites of the Israel Securities Authority and the Tel Aviv Stock Exchange and is available here: https://mayafiles.tase.co.il/rpdf/1750001-1751000/P1750861-00.pdf.

The Company’s Series D Convertible Debentures are due December 31, 2026 and are currently convertible into 375,757 ordinary shares, NIS 10.00 par value per share, of the Company (“Ordinary Shares”). To the extent the proposed reduction in conversion price of the Series D Convertible Debentures will be approved, the Series D Convertible Debentures will be convertible into 816,326 Ordinary Shares, at the election of each holder.

The reduction of the conversion price per share of the Series D Convertible Debentures is subject to court approval (and any additional approvals required by the court, including the approval of the holders of the Company’s Series D Convertible Debentures) and to a listing approval of the additional shares by the NYSE American. Therefore, the Company cannot currently estimate whether and when it will be implemented.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the imposition of additional requirements by the court or by other relevant regulatory entities, delays in obtaining the approvals required for the reduction of the conversion price of the Series D Debentures, changes in electricity prices and demand, regulatory changes, increases in interest rates and inflation, the impact of the war and hostilities in Israel and Gaza, technical and other disruptions in the operations or construction of the power plants owned by the Company, inability to obtain the financing required for the development and construction of projects, delays in development, construction, or commencement of operation of the projects under development, failure to obtain permits - whether within the set time frame or at all, increases in interest rates and inflation, changes in exchange rates, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, technical and other disruptions in the operations or construction of the power plants owned by the Company, the impact of the continued military conflict between Russia and Ukraine, climate change, and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: June 22, 2026

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